Exhibit 4.1

AMENDMENT No. 2 TO THE

HEELYS, INC. 2006 STOCK INCENTIVE PLAN

This Amendment is effective as of the dates specified herein, by Heelys, Inc., having its principal office in Carrollton, Texas (hereinafter referred to as the “Company”).

WITNESSETH:

WHEREAS, Heeling, Inc. adopted the Heeling, Inc. 2006 Stock Incentive Plan effective June 23, 2006; and

WHEREAS, Heeling, Inc. was merged into the Company and, in connection therewith, the Company assumed the Heeling, Inc. 2006 Stock Incentive Plan; and

WHEREAS, the Heeling, Inc. 2006 Stock Incentive Plan was amended effective as of August 25, 2006 pursuant to that certain Amendment to the Heeling, Inc. 2006 Stock Incentive Plan (as amended the “Plan”) {capitalized terms used but not otherwise defined herin shall have the respective meanings set for tin the Plan}; and

WHEREAS, the Company now desires to adopt this Amendment to the Plan in order to increase the total amount of Common Stock with respect to which Options may be granted under the Plan  by 700,000 shares;

NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the Company hereby adopts the following Amendment to the Plan:

1.             Section 5(a) of the Plan is hereby amended effective as of May 30, 2008 to read as follows:

(a) Maximum Shares Subject to Plan.  Subject to adjustment pursuant to Section 13(a) hereof, the total amount of Common Stock with respect to which Options may be granted under the Plan shall not exceed 2,972,725 shares.  At all times during the term of the Plan, the Company shall reserve and keep available such number of shares of Common Stock as will be required to satisfy the requirements of outstanding Options under the Plan.  The number of shares reserved for issuance under the Plan shall be reduced only to the extent that shares of Common Stock are actually issued in connection with the exercise of an Option.  Any shares of Common Stock covered by an Option (or a portion of an Option) that is forfeited or canceled, or that expires without being exercised shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares of Common Stock which may be issued under the Plan and shall again be available to be subject to Options under the Plan.  Nothing in this Section 5 shall impair the right of the Company to reduce the number of outstanding shares of Common Stock pursuant to repurchases, redemptions or otherwise; provided, however, that no reduction in the number of outstanding shares of Common Stock shall (i) impair the validity of any outstanding Option, whether or not that Option is fully exercisable or fully vested, or (ii) impair the status of any shares of Common Stock previously issued pursuant to an Option as duly authorized, validly issued, fully paid and nonassessable.  The shares to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Common Stock, or (ii) Common Stock held in the treasury of the Company, in each case as the Committee may determine from time to time in its sole discretion.

IN WITNESS WHEREOF, the Company, acting by and through its duly authorized officers, has caused this Amendment to be executed and effective as of the dates herein provided.

HEELYS, INC.

By:	/s/ Donald K. Carroll

Its:	Chief Executive Officer